FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

07025477

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

July 12, 2007

VIA CERTIFIED MAIL
<u>RETURN RECEIPT REQUESTED</u>

SUPPL

Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

Enclosure

45860311.1

Open for new horizons.

Vienna International Airport

Vienna International Airport: 9% increase in passengers during June
January to June: excellent growth in traffic to the east with +20% in passengers

Vienna International Airport continued its excellent development during June with a 9% increase in passengers over the comparable month of the previous year to a total of 1,717,309. The number of transfer passengers rose by 5.5%. Flight movements increased 5.1% and maximum take-off weight (MTOW) 6.9%, while cargo volume grew by 8.0%.

The positive trend in passenger traffic (scheduled + charter flights) to Eastern Europe and the Near East continued throughout the first six months of 2007. In comparison to the first half of the previous year, Eastern Europe recorded a plus of 20.0% in the number of passengers and the Near East a plus of 16.8%.

During the first six months of 2007, the number of passengers handled by Vienna International Airport rose by 8.9% to 8,562,570 and transfers increased 8.2%. Growth was also recorded in maximum take-off weight with +5.5%, flight movements with +4.8% and cargo turnover with +1.2%.

Results in Detail

	June 2007	Change in %	January to June 2007	Change in %
Passengers:	1,717,309	+9.0	8,562,570	+8.9
Transfer passengers:	532,366	+5.5	2,852,242	+8.2
Maximum take off weight (in tonnes):	649,003	+6.9	3,450,619	+5.5
Flight movements (arrival + departure):	22,133	+5.1	121,236	+4.8
Cargo in tonnes (air cargo and trucking):	23,139	+8.0	131,658	+1.2

For additional information contact: Group Communications Flughafen Wien AG:
Michael Kochwalter (+43-1-) 7007-22300; Brigitta Pongratz (+43-1-) 7007-22399;
Birgit Fehsler (+43-1-) 7007-22254; Elisabeth Kern (+43-1-) 7007-23000
mailto: m.kochwalter@viennaairport.com; mailto: b.pongratz@viennaairport.com;
mailto: b.fehsler@viennaairport.com; mailto: e.kern@viennaairport.com
Homepage: www.viennaairport.com

32/07 .... KA/EK .... 12. Juli 2007

END